Exhibit 99.3

NON-GAAP FINANCIAL INFORMATION

The EQT Executive STIP for the 2017 plan year and the 2017 Value Driver Performance Share Unit Program utilized EQT’s adjusted EBITDA compared to the EQT’s business plan as a performance measure.

Adjusted 2017 EQT EBITDA was defined as earnings before interest, taxes, depreciation and amortization (i) calculated using a constant commodity price of $2.69 per Mcfe, adjusted for all cash settled derivatives and all basis and fixed price sales set forth in EQT’s 2017 business plan, (ii) excluding the effects of non-cash derivative gains (losses) not included in EQT’s 2017 business plan, (iii) excluding gains/losses on derivatives not designated as hedges, (iv) excluding the effects of non-cash developed and undeveloped oil and gas property and midstream asset impairments, (v) excluding the effects of acquisitions and dispositions of greater than $100 million, and (vi) excluding any charge and benefit associated with the repurchase of debt by EQT (adjusted 2017 EQT EBITDA).

Adjusted EBITDA is a non-GAAP supplemental financial measure that EQT’s management uses to assess: (i) EQT’s performance versus prior periods; (ii) EQT’s operating performance as compared to other companies in its industry; (iii) the ability of EQT’s assets to generate sufficient cash flow to make distributions to its investors; (iv) EQT’s ability to incur and service debt and fund capital expenditures; and (v) the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities. Adjusted EBITDA contains certain adjustments that are not included in EQT’s calculation of EBITDA, a separate non-GAAP supplemental financial measure used by external users of EQT’s financial statements, such as industry analysts, investors, lenders and ratings agencies.

Adjusted EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because adjusted EBITDA may be defined differently by other companies in its industry, EQT’s definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Adjusted EBITDA was selected as a performance measure under the EQT Executive STIP for the 2017 plan year and the 2017 Value Driver Performance Share Unit Program because adjusted EBITDA growth drives behavior consistent with the shareholders’ interests, and EQT’s business plan embodies the goals and priorities of EQT. The table below reconciles the EQT’s adjusted EBITDA as shown in this Form 10-K with EQT’s net income, the most comparable financial measure calculated in accordance with GAAP, as set forth in EQT’s annual report on Form 10-K.

(in millions)
Net (loss) income	$1,858,143
(Deduct)/add back:
Income taxes	(1,115,619)
Interest expense	202,772
Depreciation, depletion and amortization(*)	1,088,499
EBITDA	2,033,795
Price adjustment	(230,196)
Non-cash derivatives	(347,161)
Impairments	68,183
Acquisitions/divestitures	12,641
Adjusted EBITDA	$1,537,262